UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 7)
                             -----------------------

                            SENECA FOODS CORPORATION
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $0.25
                      CLASS B COMMON STOCK, PAR VALUE $0.25
                         (Title of Class of Securities)

                                    817070501
                                    817070105
                                 (CUSIP Number)
                             -----------------------

                                IRIS B. ROSKEN 1/
                       Carl Marks Management Company, L.P.
                              135 East 57th Street
                             New York, NY 10022-2032
                            Tel. No.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JUNE 22, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 34 Pages
--------

1/ Copy to: John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison,
   1285 Avenue of the Americas, New York, New York 10019-6064, Tel: (212) 373-3000.

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 2 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              886,497 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             886,497 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,526,964 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.6%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 3 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 4 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              265,949 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             265,949 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       906,416 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.3%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 5 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 6 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Uranus Fund, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

                      7      SOLE VOTING POWER

      NUMBER OF              29,550 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             29,550 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       670,017 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.9%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 7 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Uranus Fund, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 8 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              1,152,446 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,152,446 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,792,913 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.1%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 9 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 10 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Offshore Management, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              29,550 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             29,550 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       670,017 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.4%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 11 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Offshore Management, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 12 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              1,181,996 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,181,996 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,822,463 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.8%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 13 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 14 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              1,181,996 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                640,467 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,181,996 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             640,467 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,822,463 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.8%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 15 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                697,528 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             697,528 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       697,528 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.7%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 16 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CMCO, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              232,568 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             232,568 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       232,568 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 17 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CMCO, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              232,568 Shares of Class B Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             232,568 Shares of Class B Common Stock

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       232,568 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 18 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edwin S. Marks

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              145,000 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                343,088 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             145,000 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             343,088 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       488,088 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.5%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 19 of 34 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edwin S. Marks

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              145,000 Shares of Class B Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                335,088 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             145,000 Shares of Class B Common Stock

                      10     SHARED DISPOSITIVE POWER

                             335,088 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       480,088 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.2%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                                             Page 20 of 34 Pages


         The joint statement on Schedule 13D dated April 16, 1984, as amended on September 19, 1988 by Amendment No. 1, as further amended on June 6, 1989 by Amendment No. 2, as further amended on August 15, 1989 by Amendment No. 3, as further amended on March 27, 1991 by Amendment No. 4, as further amended on March 2, 1995 by Amendment No. 5 and as further amended on December 12, 1995 by Amendment No. 6, of CMCO, INC. (formerly Carl Marks & Co, Inc.) ("CMCO") and Edwin S. Marks ("Marks" and, together with CMCO, the "Existing Marks Shareholders") is hereby amended and restated in its entirety as stated below. This amendment adds Carl Marks Strategic Investments, L.P. (the "Partnership"), Carl Marks Strategic Investments II, L.P. ("Partnership II"), Uranus Fund, Ltd. ("Uranus" and, together with the Partnership and Partnership II, the "Investors"), Carl Marks Management Company, L.P. (the "General Partner"), Carl Marks Offshore Management, Inc. (the "Manager"), Andrew M. Boas and Robert C. Ruocco as parties to the joint statement on Schedule 13D and reports certain transactions entered into in June 1998. Because of the relationship between the Investors, the General Partner, the Manager, Messrs. Boas and Ruocco and the Existing Marks Shareholders, they have decided to report jointly their interests in the common stock of Seneca Foods Corporation, a New York corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Class A common stock, par value $0.25 per share (the "Class A Common Stock") and Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 1162 Pittsford-Victor Road, Pittsford, New York 14534.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by (i) the Partnership, a Delaware limited partnership, (ii) Partnership II, a Delaware limited partnership, (iii) Uranus, a Cayman Islands corporation, (iv) the General Partner, a Delaware limited partnership and the sole general partner of each of the Partnership and Partnership II, (v) the Manager, a New York corporation and the investment manager of Uranus, (vi) Messrs. Andrew M. Boas ("Boas") and Robert C. Ruocco, the two general partners of the General Partner, (vii) CMCO, a New York corporation, and (viii) Marks, the President of CMCO. The Investors, the General Partner, the Manager, Messrs. Boas and Ruocco and the Existing Marks Shareholders are herein collectively referred to as the "Reporting Persons."

         The Reporting Persons are filing this amended and restated Schedule 13D in the event that they are deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because of their relationships and neither such filing nor anything set forth herein shall be deemed to be an admission that such a "group" exists. The capital stock of CMCO is owned by various members of the Marks family (including Marks and Boas). Marks is an officer and a director of CMCO, and Boas is an officer of CMCO. Marks is Boas' uncle.

         This Schedule reports the beneficial ownership of the Existing Marks Shareholders. The Schedule reports certain transactions entered into by the Investors with the

                                                             Page 21 of 34 Pages


Issuer in June 1998. The Investors have not yet purchased any shares of the new series of convertible participating preferred stock to be issued by the Issuer (the "Convertible Preferred Stock") pursuant to the Stock Purchase Agreement (as defined below). The only shares of Class A Common Stock and Class B Common Stock reported on herein are shares represented by the Option (as defined below) granted by the terms of the Stock Purchase Agreement and shares of Class A Common Stock and Class B Common Stock held by certain third parties which may be deemed to be owned by the Investors as a result of contractual provisions in the Shareholders Agreement (as defined below). See Item 4 for a description of such transactions.

         (b)-(c) (i) The principal business of each of the Investors is investment in securities. The general partner of the Partnership and Partnership II is the General Partner. The investment manager of Uranus is the Manager. The principal business of the General Partner and the Manager is investment management, including the management of the Partnership, Partnership II and Uranus. The business address of each of the Investors, the General Partner and the Manager is 135 East 57th Street, New York, New York 10022.

                 (ii) The principal business of each of Messrs. Boas and Ruocco is acting as general partner of the General Partner. In addition to serving as general partners of the General Partner, Messrs. Boas and Ruocco are the only directors, controlling persons and executive officers of the Manager. Boas is also a Vice President of Carl Marks & Co., Inc., which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and work out activities. The business address of Messrs. Boas and Ruocco is 135 East 57th Street, New York, New York 10022.

                 (iii) The principal business of CMCO is to act as a holding company for various stock and limited partnership interests. The directors, controlling persons and executive officers of CMCO are listed on the attached Schedule A. The business address of CMCO is 135 East 57th Street, New York, New York 10022.

                 (iv) Marks is a shareholder and President of each of CMCO and Carl Marks & Co., Inc. Marks' business address is 135 East 57th Street, New York, New York 10022.

         (d) During the last five years, none of the Reporting Persons or the other individuals listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons or the other individuals listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Boas, Ruocco and Marks and the other individuals listed on Schedule A are each citizens of the United States of America.

                                                             Page 22 of 34 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The source of funds or other consideration used by the Existing Marks Shareholders in making purchases of Common Stock has been the working capital of CMCO or the personal funds of Marks, as applicable.

         (b) No funds were paid to the Existing Shareholders (as defined below) or the Issuer by the Investors in connection with the execution and delivery of the Shareholders Agreement and the granting of the Options. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

         CMCO (or its predecessors) has been a shareholder of the Issuer since 1982 and Marks has been a shareholder since 1991.

         On June 22, 1998, the Issuer and the Investors entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Investors agreed to make a $44 million to $50 million equity investment in the Issuer in the form of the Convertible Preferred Stock. A copy of the Stock Purchase Agreement is filed as Exhibit 2(a) to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "Commission"), dated July 2, 1998, and is incorporated herein by reference. As of the date hereof, the Investors have not purchased any shares of Convertible Preferred Stock.

         Pursuant to the Stock Purchase Agreement, subject to the terms and conditions therein, the Investors have agreed to purchase (the "Purchase") 1,166,667 shares of Convertible Preferred Stock for an aggregate purchase price of $14,000,004 (or $12.00 per share). In addition, the Stock Purchase Agreement provides that the Issuer will conduct a $36 million rights offering (the "Rights Offering" and together with the Purchase, the "Transaction"), whereby each holder of the Issuer's Common Stock may purchase shares of the Convertible Preferred Stock. Each holder (a "Rights Holder") will receive one-half of a right (a "Right") to purchase shares of the Convertible Preferred Stock at a subscription price of $12.00 per share (the "Subscription Price"). Each whole Right will entitle a Rights Holder to receive, upon payment of the Subscription Price, one share of Convertible Preferred Stock. The shares of Convertible Preferred Stock will be immediately convertible share-for-share into Class A Common Stock at any time. The Convertible Preferred Stock will not pay regular dividends (except for dividends paid at the same rate and at the same time as dividends paid on the Common Stock).

         Subject to the terms and conditions of the Stock Purchase Agreement, the Investors have agreed to act as standby purchasers of up to 2.5 million shares of Convertible Preferred Stock not purchased by the Issuer's shareholders in the Rights Offering. If at least 2.5 million shares become available for purchase by the Investors, their total purchase price for the 2.5 million shares will be $30 million. If less than 2.5 million shares become available for purchase by the Investors, the Investors may require the Issuer to issue and sell to them additional shares of Convertible Preferred Stock so as to permit them to acquire up to 2.5 million shares of Convertible Preferred Stock. The Issuer will not be required to issue in connection with the Stock Purchase Agreement and the Rights Offering more than 4,166,667 shares of Convertible Preferred Stock (or a total purchase price of $50,000,004) to the Investors

                                                             Page 23 of 34 Pages


and shareholders of the Issuer who exercise their purchase rights under the Rights Offering. Certain significant shareholders of the Issuer's Common Stock, including Arthur Wolcott and Kraig Kayser, the Issuer's chairman and president/CEO, respectively, and their families have agreed not to exercise their Rights in the Rights Offering. Therefore it is expected that the Investors will acquire, as standby purchasers, at least 810,374 shares of Convertible Preferred Stock in addition to the 1,166,667 shares of Convertible Preferred Stock to be purchased directly from the Issuer.

         Pursuant to the terms of the Stock Purchase Agreement, the Investors have the right to purchase from the Issuer (the "Option") up to 1,181,996 shares of Convertible Preferred Stock at any time prior to the closing of the Transaction (the "Option Shares"). The Option Shares may be purchased even if the conditions to the Transaction are not satisfied.

         In connection with the Stock Purchase Agreement, on June 22, 1998, the Issuer, the Investors, CMCO, Marks, Nancy A. Marks and Marjorie Boas entered into a Shareholders Agreement (the "Shareholders Agreement") with the following existing shareholders (each, an "Existing Shareholder") who own in the aggregate approximately 19.4% and 23.8% of the issued and outstanding shares of Class A Common Stock and Class B Common Stock, respectively: Arthur S. Wolcott, Individually and as Trustee, Audrey S. Wolcott, as Trustee, Kraig H. Kayser, Individually and as Trustee for certain Kayser family trusts, Susan W. Stuart, Individually and as Trustee for Alexius Lyle Wadell and Kyle Aaron Wadell, Donald Stuart, Kurt Kayser, Karl Kayser, Marilyn W. Kayser, Robert Oppenheimer, as Trustee of certain Kayser family trusts, Mark S. Wolcott, Individually and as Trustee for Erin Lorraine Wolcott and Cassandra Jean Wolcott, Kari Wolcott, Bruce S. Wolcott, Individually and as Trustee for Kaitlin Kerr Wolcott, Michael Stanton Wolcott and Paige Strode Wolcott, Constance Wolcott, Grace W. Wadell, Individually and as Trustee for Sara Elizabeth Stuart, Jennifer Grace Stuart and Donald Arthur Stuart, and Aaron Wadell. A copy of the Shareholders Agreement is filed as Exhibit 2(b) to the Issuer's Form 8-K filed with the Commission, dated July 2, 1998, and is incorporated herein by reference.

         Pursuant to the Shareholders Agreement, each Existing Shareholder agreed, among other things, to: (i) not exercise their Rights in the Rights Offering; (ii) vote, or cause to be voted, all of their voting shares of the Issuer in favor of the Transaction at the next annual or special meeting of the shareholders of the Issuer; (iii) overall limitations and restrictions for a two year period on their ability to sell or otherwise transfer shares of the Issuer's capital stock owned by each of them; (iv) following such two year restricted period discussed in item (iii), an obligation to offer the Investors an opportunity to participate in the sale of any capital stock of the Issuer owned by any Existing Shareholder; and (v) certain changes to the Issuer's Board of Directors, as discussed below. The Shareholders Agreement also provides the Investors with the right (subject to certain limitations), in the event that the Issuer issues any voting securities (or any securities convertible into or exercisable or exchangeable for such securities), to purchase a certain percentage of any new issuance in order to maintain their percentage ownership in the Issuer. To the extent an individual Investor does not purchase its respective percentage of such new issuance, the remaining Investors will be granted the right to purchase such percentage.

         The Shareholders Agreement requires that the Issuer's Board of Directors be increased by two persons (from seven to nine directors), who will be chosen by the Investors

                                                             Page 24 of 34 Pages


and nominated for election to the Board of Directors at the next annual or special meeting of the shareholders of the Issuer (the "Investor Designees"). The Shareholders Agreement also provides that the Investor Designees shall constitute at least 22% of the members on any committee of the Board of Directors. The Investor Designees will continue to be nominated for election to the Board of Directors and the Existing Shareholders will continue to vote for the Investor Designees until the Stock Purchase Agreement is terminated or such time as the Investors no longer own, in the aggregate, at least 10% of the Class A Common Stock (assuming conversion of all shares of Convertible Preferred Stock into Class A Common Stock).

         Pursuant to the Stock Purchase Agreement and upon shareholder approval of the Transaction, the Issuer will amend its Certificate of Incorporation (the "Charter Amendments") to: (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of authorized shares of Preferred Stock with $.025 par value per share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) set forth the rights, preferences and limitations of the Convertible Preferred Stock; (iv) require unanimous board approval, in accordance with Section 709 of the New York Business Corporation Law, of the Major Corporate Actions (as defined below); and
(v) remove the acquisition by the Investors of Class A Common Stock issuable upon conversion of the Convertible Preferred Stock from the operation of certain "Class A Special Rights" provisions of the Certificate of Incorporation. The "Class A Special Rights" provision grants certain rights to the holders of the Class A Common Stock in the event that a person attempts to gain control of the Company and certain conditions are satisfied. The Charter Amendments also require unanimous approval of the Issuer's Board of Directors (excluding Directors who abstain from voting) for certain defined major corporate actions (the "Major Corporate Actions"), including: (i) any amendment or modification to the Issuer's Restated Certificate of Incorporation, as amended, or its Bylaws;
(ii) any business combination involving the Issuer or a subsidiary of the Issuer; (iii) any sale or transfer of all or substantially all of the Issuer's assets; (iv) certain issuances of securities; (v) any acquisition or disposition or series of related acquisitions or dispositions of assets involving gross consideration in excess of $15 million; (vi) any change in the Issuer's line of business; (vii) any change in the Issuer's certified public accountants; (viii) the settlement of certain litigation; or (ix) the commencement by the Issuer of proceedings relating to bankruptcy, insolvency, reorganization or relief of debtors. The requirement for unanimous approval of the Board of Directors (excluding Directors who abstain from voting) will terminate when the Investors no longer own, in the aggregate, at least 15% of the Issuer's Class A Common Stock (assuming conversion of all shares of Convertible Preferred Stock into shares of Class A Common Stock). The Issuer's proposed Certificate of Amendment of its Certificate of Incorporation is filed as Exhibit 3(i) to the Issuer's Form 8-K filed with the Commission, dated July 2, 1998, and is incorporated herein by reference.

         The Transaction is subject to a number of conditions, including, among other things: (i) approval of the Transaction by the Issuer's shareholders; (ii) declaration of the effectiveness of the registration statement relating to the Rights Offering; (iii) receipt of all required governmental approvals; (iv) absence of any statute or injunction which would have an adverse effect on the consummation of the Transaction; (v) filing of the Charter Amendments; (vi) approval of the shares of Class A Common Stock issuable upon conversion of the Convertible Preferred Stock for quotation on the Nasdaq by the Nasdaq Stock Market, Inc.; (vii) receipt by the Investors of legal opinions from the Issuer's counsel; and (vii) for any five

                                                             Page 25 of 34 Pages


consecutive trading day period after June 22, 1998, the five consecutive trading day average of the closing price of the Class A Common Stock shall not be $12.00 per share or lower.

         The Investors entered into the Stock Purchase Agreement in order to acquire a significant interest in the Issuer and for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of Issuer and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions and performance of the Common Stock, each of the Reporting Persons may retain or from time to time dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) (i) CMCO beneficially owns 232,568 shares of Class A Common Stock, comprising approximately 7.4% of the 3,143,125 outstanding shares of Class A Common Stock on June 22, 1998. CMCO also beneficially owns 232,568 shares of Class B Common Stock, comprising approximately 8.3% of the 2,796,555 outstanding shares of Class B Common Stock on June 22, 1998.

         CMCO has the sole power to direct the vote and the sole power to dispose of or to direct the disposition of 232,568 shares of Class A Common Stock on June . These powers would be exercised for CMCO by its executive officers or the Board of Directors. CMCO has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of 232,568 shares of Class B Common Stock. These powers would be exercised for CMCO by its executive officers or the Board of Directors.

                 (ii) Marks beneficially owns 488,088 shares of Class A Common Stock, comprising approximately 15.5% of the outstanding shares, which include 110,520 shares of Class A Common Stock which he beneficially owns and shares voting and dispositive power over with his wife, Nancy A. Marks, and his daughters (collectively, the "Daughters") and 232,568 shares of which are owned by CMCO. Marks disclaims the beneficial ownership of all stock owned by his wife and Daughters.

         Marks beneficially owns 480,088 shares of Class B Common Stock, comprising approximately 17.2% of the outstanding shares, which include 102,520 shares of Class B Common Stock beneficially owned by his wife and 232,568 shares of which are owned by CMCO. Marks disclaims the beneficial ownership of all stock owned by his wife.

         Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 145,000 shares of Class A Common Stock. He shares such powers to vote and to dispose of 343,088 shares of Class A Common Stock, consisting of 104,520 shares of which he shares such powers with his wife, 6,000 shares of which he shares such powers with his Daughters, and of 232,568 shares by virtue of being President of CMCO.

                                                             Page 26 of 34 Pages


         Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 145,000 shares of Class B Common Stock. He shares such powers to vote and to dispose of 335,088 shares of Class B Common Stock, consisting of 102,520 shares of which he shares such powers with his wife and of 232,568 shares by virtue of being President of CMCO.

                 (iii) The Investors have not yet purchased any shares of Convertible Preferred Stock pursuant to the Stock Purchase Agreement. The only shares of Class A Common Stock reported on herein are shares represented by the Option granted by the terms of the Stock Purchase Agreement and shares of Class A Common Stock and Class B Common Stock held by certain third parties which may be deemed to be owned by the Investors as a result of contractual provisions in the Shareholders Agreement.

         The Partnership, Partnership II and Uranus may be deemed to beneficially own in the aggregate 1,526,964 shares of Class A Common Stock (assuming conversion of the 886,497 shares of Convertible Preferred Stock that the Partnership may purchase pursuant to the Option into Class A Common Stock on a share-for-share basis), 906,416 shares of Class A Common Stock (assuming conversion of the 265,949 shares of Convertible Preferred Stock that Partnership II may purchase pursuant to the Option into Class A Common Stock on a share-for-share basis) and 607,017 shares of Class A Common Stock (assuming conversion of the 29,550 shares of Convertible Preferred Stock that Uranus may purchase pursuant to the Option into Class A Common Stock on a share-for-share basis), respectively, constituting 37.6%, 26.3% and 20.9% of such outstanding stock and 697,528 shares of Class B Common Stock each, representing shares held by the Existing Shareholders and constituting 24.7% of such outstanding stock.

         Because of the voting agreements and restrictions on disposition set forth in the Shareholders Agreement, the Investors may be deemed to have shared voting and dispositive power of the voting securities of the Issuer held by the Existing Shareholders. The Existing Shareholders directly own 608,558 shares, 665,619 shares, 386,652 shares and 377,280 shares of the Class A Common Stock, Class B Common Stock, Series A Preferred Stock (as defined below) and Series B Preferred Stock (as defined below), respectively, constituting 19.4%, 23.8%, 95.0% and 94.3%, respectively, of such shares outstanding as of June 22, 1998. The Issuer's 10% Cumulative Convertible Voting Preferred Stock - Series A, par value $0.025 per share ("Series A Preferred Stock"), is convertible into shares of Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of Series A Preferred Stock. The Issuer's 10% Cumulative Convertible Voting Preferred Stock - Series B, par value $0.025 per share ("Series B Preferred Stock"), is convertible into Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B Preferred Stock. Based on the 3,143,125 shares of Class A Common Stock and the 2,796,555 shares of Class B Common Stock that were issued and outstanding as of June 22, 1998, and assuming conversion of the Series A Preferred Stock and the Series B Preferred Stock at the rates discussed above, the Investors would each be deemed to have shared voting and dispositive power over 640,467 shares (or approximately 20.2%) of the Class A Common Stock and 697,528 shares (or approximately 24.7%) of the Class B Common Stock. Because of the limited voting and disposal arrangements provided for in the Shareholders Agreement, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock described in this paragraph.

                                                             Page 27 of 34 Pages


         As a result of the Option, the Partnership is deemed to have sole voting and dispositive power over 886,497 shares of Class A Common Stock, constituting 20.3% of the 4,357,030 shares of Class A Common Stock that were issued and outstanding as of June 22, 1998 (assuming conversion of all of the Convertible Preferred Stock into Class A Common Stock on a share-for-share basis as discussed above). As a result of the Option, Partnership II and Uranus are deemed to have sole voting and dispositive power over 265,949 shares of Class A Common Stock and 29,550 shares of Class A Common Stock, respectively, constituting 6.1% and 0.7% of such outstanding shares.

                 (iv) In its capacity as the sole general partner of the Partnership and Partnership II, the General Partner may be deemed to be the beneficial owner of 1,792,913 shares of Class A Common Stock and 697,528 shares of Class B Common Stock held by the Partnership and Partnership II, constituting 41.1% and 24.7%, respectively, of the outstanding shares of such stock.

         The General Partner may be deemed to have sole voting and dispositive power over 1,152,446 shares of Class A Common Stock (representing the shares underlying the Option), constituting 26.5% of such outstanding stock. The General Partner may be deemed to have shared voting and dispositive power over 640,467 shares of Class A Common Stock and 697,528 shares of Class B Common Stock (representing shares held by the Existing Shareholders), constituting 14.7% and 24.7% of such outstanding stock.

                 (v) In its capacity as manager of Uranus, the Manager may be deemed to be the beneficial owner of 670,017 shares of Class A Common Stock and 697,528 shares of Class B Common Stock, constituting 15.4% and 24.7%, respectively, of the outstanding shares of such stock.

         The Manager may be deemed to have sole voting and dispositive power over 29,550 shares of Class A Common Stock (representing the shares underlying the Option), constituting 0.7% of such outstanding stock. The Manager may be deemed to have shared voting and dispositive power over 640,467 shares of Class A Common Stock and 697,528 shares of Class B Common Stock (representing shares held by the Existing Shareholders), constituting 14.7% and 24.7% of such outstanding stock.

                 (vi) In their capacity as general partners of the Partner and directors, controlling persons and executive officers of the Manager, Messrs. Boas and Ruocco may each be deemed to be the beneficial owners of 1,822,463 shares of Class A Common Stock and 697,528 shares of Class B Common Stock, constituting 41.8% and 24.7%, respectively, of the outstanding shares of such stock.

         Messrs. Boas and Ruocco may be deemed to have sole voting and dispositive power over 1,181,996 shares of Class A Common Stock (representing the shares underlying the Option), constituting 27.1% of such outstanding stock. Messrs. Boas and Ruocco may be deemed to have shared voting and dispositive power over 640,467 shares of Class A Common Stock and 697,528 shares of Class B Common Stock (representing shares held by the Existing Shareholders), constituting 14.7% and 24.7% of such outstanding stock.

                                                             Page 28 of 34 Pages


         (c) Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from the sale of the shares of Common Stock listed in this Item 5.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, except as set forth in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number                                            Description
------                                            -----------

Incorporated by reference to     Stock Purchase Agreement, dated as of June 22,
Exhibit 2(a) of the Issuer's     1998, by and among the Issuer and the
Form 8-K, dated July 2,          Investors.
1998, filed with the
Commission

Incorporated by reference to     Shareholders Agreement, dated as of June 22,
Exhibit 2(b) of the Issuer's     1998, by and among the Issuer, the Investors
Form 8-K, dated July 2,          and certain existing shareholders specified
1998, filed with the             therein.
Commission

Incorporated by reference to     Registration Rights Agreement, dated as of
Exhibit 2(c) of the Issuer's     June 22, 1998, by and among the Issuer, the
Form 8-K, dated July 2,          Investors, Edwin S. Marks, Nancy Marks,
1998, filed with the             Marjorie Boas and CMCO, Inc.
Commission

Incorporated by reference to     Proposed Certificate of Amendment of the
Exhibit 3(i) of the Issuer's     Issuer's Certificate of Incorporation
Form 8-K, dated July 2,
1998, filed with the
Commission

Exhibit 1:                       Joint Filing Agreement

                                                             Page 29 of 34 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1998

                                    CARL MARKS STRATEGIC INVESTMENTS, L.P.

                                    By: Carl Marks Management Company, L.P.,
                                          its general partner

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: General Partner


                                    CARL MARKS STRATEGIC INVESTMENTS II, L.P.

                                    By: Carl Marks Management Company, L.P.,
                                          its general partner

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: General Partner


                                    URANUS FUND, LTD.

                                    By: Carl Marks Offshore Management, Inc.,
                                          its Investment Manager

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: President


                                    CARL MARKS MANAGEMENT COMPANY, L.P.

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: General Partner

                                                             Page 30 of 34 Pages


                                    CARL MARKS OFFSHORE MANAGEMENT, INC.

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: President

                                            /s/ Andrew M. Boas
                                            ------------------
                                            Andrew M. Boas

                                            /s/ Robert C. Ruocco
                                            --------------------
                                            Robert C. Ruocco


                                    CMCO, INC.

                                            By: /s/ Mark Claster
                                                ----------------
                                                Name:  Mark Claster
                                                Title: Managing Director

                                                /s/ Edwin S. Marks
                                                ------------------
                                                Edwin S. Marks

                                                             Page 31 of 34 Pages



                                                                      Schedule A


                                   CMCO, INC.

         Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of CMCO, INC. Unless otherwise indicated, each person identified below is employed by CMCO. The principal address of CMCO, and unless otherwise indicated below, the current business address for each individual listed below, is 135 East 57th Street, New York, New York 10022. Each person listed below is a citizen of the United States.


                                             Present Principal Occupation or
         Name and Address                    Employment

         Directors:
         ----------
         Edwin Marks                         Investor

         Nancy A. Marks                      Retired
         15 Eagle Point Drive
         Kings Point, NY 11024

         Marjorie Boas                       Retired
         269-17V Grand Central Parkway
         Floral Park, NY 11005

         Officers:
         ---------
         Edwin Marks                         President

         Andrew Boas                         Vice-President

         Mark Claster                        Vice-President

                                                             Page 32 of 34 Pages


                                  EXHIBIT INDEX


Exhibit                                                              Sequential
Number                              Description of Exhibit           Page Number
------                              ----------------------           -----------

Incorporated by reference    Stock Purchase Agreement, dated as of
to Exhibit 2(a) of the       June 22, 1998, by and among the Issuer
Issuer's Form 8-K, dated     and the Investors.
July 2, 1998, filed with
the Commission

Incorporated by reference    Shareholders' Agreement, dated as of
to Exhibit 2(b) of the       June 22, 1998, by and among the Issuer,
Issuer's Form 8-K, dated     the Investors and certain existing
July 2, 1998, filed with     shareholders specified therein.
the Commission

Incorporated by reference    Registration Rights Agreement, dated as of
to Exhibit 2(c) of the       June 22, 1998, by and among the Issuer,
Issuer's Form 8-K, dated     the Investors, Edwin S. Marks, Nancy
July 2, 1998, filed with     Marks, Marjorie Boas and CMCO, Inc.
the Commission

Incorporated by reference    Proposed Certificate of Amendment of the
to Exhibit 3(i) of the       Issuer's Certificate of Incorporation
Issuer's Form 8-K, dated
July 2, 1998, filed with
the Commission

Exhibit 1:                   Joint Filing Agreement